UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ormat Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-32347	88-0326081
State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

6225 Neil Road, Reno, Nevada	89511-1136
(Address of principal executive offices)	(Zip Code)

Doron Blachar, CFO

(775) 356-9029

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

1.01 – Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (this “Form SD”) of Ormat Technologies, Inc. ("Ormat", the "Company" or "we") for the reporting period from January 1, 2017 to December 31, 2017 is presented to comply with Rule 13p-1 ("Rule 13p-1") promulgated under the Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with Rule 13p-1 and our Conflict Minerals Policy, published at: http://www.ormat.com/social-responsibility-and-sustainability, we have concluded, in good faith, that during the 2017 calendar year, (i) we have manufactured and contracted to manufacture products (the “Covered Products”) containing conflict minerals and that (ii) the use of these minerals is necessary to the functionality or production of such products. Based on our good faith reasonable country of origin inquiry, the Company has reason to believe that conflict minerals necessary to the functionality of production of the Covered Products may have originated in the Democratic Republic of the Congo (the “DRC”) and certain adjoining countries (collectively with the DRC, the “Covered Countries”) and that such conflict minerals may not be entirely from recycled or scrap sources.

On the basis of these conclusions, the Company proceeded to exercise due diligence with respect to the source and chain of custody of the Conflict Minerals contained in its Covered Products and has submitted its Conflict Minerals Report as an exhibit to this Form SD for the reporting period from January 1, 2017 to December 31, 2017. The Conflict Minerals Report describes the conflict minerals due diligence that the Company has designed and performed. The Conflict Minerals Report has not been subject to an independent private sector audit.

Based on the information obtained by the Company during the due diligence process, the Company does not have sufficient information, with respect to the Covered Products, to determine the country of origin of all of the Conflict Minerals in all the Covered Products. However, based on the information that has been obtained, to the extent reasonably determinable by the Company, with respect to the smelters and refineries identified by the Company, the possible countries of origin of the conflict minerals are listed in Annex 2 to the Company’s Conflict Minerals Report, attached to this Form SD as Exhibit 1.01.

Copies of this Form SD and the Conflict Minerals Report are also published on a publically available Internet site at http://www.ormat.com/social-responsibility-and-sustainability. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference herein.

Item 1.02 – Exhibit

See Exhibit 1.01 – Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report of Ormat Technologies, Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORMAT TECHNOLOGIES, INC.

By: /s/Doron Blachar

Name: Doron Blachar

Title: CFO

Date: May 31, 2018